BRAGG CAPITAL TRUST

1031 South Caldwell Street, Suite 200

Charlotte, NC 28203

October 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:                         Delaying Amendment for Bragg Capital Trust Registration Statement on Form N-14 (Securities Act File No. 333-249467)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Bragg Capital Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the FPA Capital Fund, Inc. (the “Target Fund”) with and into the Queens Road Small Cap Value Fund (the “Acquiring Fund”), a series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 14, 2020, pursuant to Rule 488 under the Securities Act (Accession No. 0001104659-20-114615).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Charlotte, and State of North Carolina on the 22nd day of October, 2020.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Mark D. Perlow of Dechert LLP at 415.262.4530.

Sincerely,

/s/ Steve Scruggs

Steve Scruggs
President and CEO
Bragg Capital Trust